

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2020

Rahul Kakkar, MD
Chief Executive Officer
Pandion Therapeutics Holdco LLC
134 Coolidge Avenue
Watertown, Massachusetts 02472

> **Re: Pandion Therapeutics Holdco LLC**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.7, 10.8 and 10.9**
> **Filed July 13, 2020**
> **File No. 333-239500**

Dear Dr. Kakkar:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Lia Der Marderosian